Exhibit 99.1

FOR IMMEDIATE RELEASE

Creative Realities Reports Fiscal 2024 First Quarter Results

Strong Revenue Growth, Refinancing Underway, 2024 Outlook Reaffirmed

LOUISVILLE, KY – May 10, 2024 – Creative Realities, Inc. (“Creative Realities,” “CRI,” or the “Company”) (NASDAQ: CREX), a leading provider of digital signage and media solutions, announced its financial results for the fiscal first quarter ended March 31, 2024.

Highlights:

●	Record first quarter revenue of $12.3 million, up 24% from $9.9 million in the prior-year period

●	Gross profit of $5.8 million for the three months ended March 31, 2024 versus $5.1 million in the first quarter of fiscal 2023

●	Adjusted EBITDA* of $0.8 million for the first quarter of 2024 versus $1.0 million in the prior-year period

●

Annual recurring revenue (“ARR”) of approximately $17.7 million at the end of the first quarter versus $16.3 million at the beginning of the fiscal year; the Company reaffirms its 2024 exit run rate guidance of $20.0 million

●

Refinancing strategy is being implemented to increase financial flexibility and lower long-term interest expense through a new $20 million senior revolving credit facility and $5 million accordion, with no prepayment penalties or fixed amortization schedule

“We’re off to a great start in fiscal 2024 with strong revenue growth and solid margins, on track to deliver record results this year,” said Rick Mills, Chief Executive Officer. “Revenue rose more than 20% year-over-year in the first quarter, to $12.3 million, even as the first quarter is typically light due to seasonality and budget cycles. While our consolidated gross margin was lower than the 2023 first quarter, on a percentage basis, this was primarily due to the significant 45% growth in service revenue that included a higher percentage of installations – increasing to 18% of revenue as compared to 10% in the prior-year period. While dampening margins in the quarter, such installs will lead to greater subscription revenues going forward, and we ended the quarter with a record ARR of approximately $17.7 million.

“In addition, as recently announced, on May 8, 2024, we signed a non-binding commitment letter for a transformational refinancing agreement, expected to close next week, that provides a $20 million revolver as well as access to a $5 million accordion feature. Not only will this allow for greater financial flexibility, it will enable the Company to lower its interest rate exposure and move towards a more optimal capital structure. By the end of the first quarter we had, once again, reduced our outstanding debt, and we remain focused on de-levering the balance sheet going forward. Overall, given a strong pipeline of opportunities, increasing installations, and sound operating execution, we are well positioned to see substantial growth in the quarters to come and remain on track for our best year ever, including a $20 million ARR by the end of 2024.”

*Adjusted EBITDA is a non-GAAP financial measure. A reconciliation is provided in the tables of this press release.

2024 First Quarter Financial Results

Sales were $12.3 million for the fiscal 2024 first quarter, an increase of $2.4 million, or 24%, as compared to the same period in fiscal 2023. Hardware revenue was $4.1 million, versus $4.3 million in the prior-year period, while service revenue rose to $8.1 million from $5.6 million in fiscal 2023, an increase of 45%, reflecting higher installation and managed services. Installation service revenue increased $1.2 million year-over-year – or 128% – due to significant deployment activity during the period.

Consolidated gross profit was $5.8 million for the fiscal 2024 first quarter versus $5.1 million in the prior-year period, and consolidated gross margin was 46.9% versus 51.2% in the fiscal 2023 first quarter. Gross margin on hardware revenue was 22.9% in fiscal 2024 as compared to 25.8% in the prior-year period, largely reflecting product mix and contract timing. Gross margin on service amounted to 59.1%, versus 70.7% in the fiscal 2023 first quarter, reflecting the fact that installations – historically the Company’s lowest margin service – increased to 18% of total revenue as compared to 10% in the prior-year period. Software subscription run-rates continued to rise, however, and the Company ended the quarter with record ARR of approximately $17.7 million on an annualized run rate.

Sales and marketing expenses in the first quarter rose to $1.5 million, versus $1.1 million in the prior-year period, reflecting enhanced investment in business development activities. Research and development expenses were $0.5 million versus $0.4 million in the fiscal 2023 first quarter. First quarter general and administrative expenses were $3.0 million, up slightly year-over-year, primarily reflecting increases in deployment personnel and the implementation of a new ERP system.

The Company posted an operating loss of approximately $0.1 million in the first quarter of both fiscal 2024 and 2023. CRI reported a net loss of $0.1 million, or $(0.01) per diluted share, in the quarter ended March 31, 2024 versus a net loss of $1.0 million, or $(0.14) per diluted share, in the prior-year period.

Adjusted EBITDA (defined later in this release) was $0.8 million in the first quarter of 2024 as compared to $1.0 million in the prior-year period.

Balance Sheet

As of March 31, 2024, the Company had cash on hand of approximately $2.9 million, virtually equivalent to December 31, 2023. The Company had outstanding principal debt of approximately $14.0 million as of March 31, 2024 versus $15.1 million at the start of the fiscal year. The Company’s net debt as of the date of this release is approximately $11.7 million. CRI continues to repay approximately $0.4 million in debt principal monthly, with a focus to reduce its leverage ratio going forward. As of the end of the first quarter, the trailing twelve month leverage ratio was 2.86 and 2.27 on a gross and net basis, respectively, versus 2.97 and 2.40 at the beginning of 2024. Net debt is equal to the Company's cash on hand less outstanding debt.

Conference Call Details

The Company will host a conference call to review the results of the first quarter 2024, and provide additional commentary about recent performance, today, May 10, at 9:00 am Eastern Time, which will include prepared remarks and materials from management, followed by a live Q&A. The call will be hosted by Rick Mills, Chief Executive Officer, and Will Logan, Chief Financial Officer.

Prior to the call, participants should register at https://bit.ly/CRIearnings2024Q1. Once registered, participants can use the weblink provided in the registration email to participate in the live webcast. An archived edition of the earnings conference call will also be posted on the Company’s website later today and will remain available for one year.

About Creative Realities, Inc.

Creative Realities helps clients use place-based digital media to achieve business objectives such as increased revenue, enhanced customer experiences, and improved productivity. The Company designs, develops and deploys digital signage experiences for enterprise-level networks, and is actively providing recurring SaaS and support services across diverse vertical markets, including but not limited to retail, automotive, digital-out-of-home (DOOH) advertising networks, convenience stores, foodservice/QSR, gaming, theater, and stadium venues.

Use of Non-GAAP Measures

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges. EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, EBITDA and Adjusted EBITDA are used internally in planning and evaluating the Company’s operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of the Company’s operations that, when coupled with the GAAP results, provides a more complete understanding of the Company’s financial results. EBITDA and Adjusted EBITDA should not be considered as an alternative to net income/(loss) or to net cash used in operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating the Company’s performance. A reconciliation of GAAP net income/(loss) to EBITDA and Adjusted EBITDA is included in the accompanying financial schedules. For further information, please refer to Creative Realities, Inc.’s filings available online at www.sec.gov, including its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2024.

Cautionary Note on Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, and includes, among other things, discussions of our business strategies, product releases, future operations and capital resources. Words such as "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance, conditions or results. They are based on the opinions, estimates and beliefs of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors, many of which are outside of our control, that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Some of these risks are discussed in the “Risk Factors” section contained in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2023, as amended, and the Company’s subsequent filings with the U.S. Securities and Exchange Commission. Important factors, among others, that may affect actual results or outcomes include: our ability to consummate the refinancing arrangement; our strategy for customer retention, growth, product development, market position, financial results and reserves, our ability to execute on our business plan, our ability to retain key personnel, our ability to remain listed on the Nasdaq Capital Market, our ability to realize the revenues included in our future guidance and backlog reports, our ability to satisfy our upcoming debt obligations, contingent liabilities and other liabilities, the ability of the Company to continue as a going concern, potential litigation, supply chain shortages, and general economic and market conditions impacting demand for our products and services. Readers should not place undue reliance upon any forward-looking statements. We assume no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact

Christina Davies

cdavies@ideagrove.com

Investor Relations:

Chris Witty

cwitty@darrowir.com

646-438-9385

ir@cri.com

https://investors.cri.com/

CREATIVE REALITIES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	March 31,	December 31,
	2024	2023
	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$2,899	$2,910
Accounts receivable, net	9,516	12,468
Inventories, net	3,065	2,567
Prepaid expenses and other current assets	837	665
Total Current Assets	$16,317	$18,610
Property and equipment, net	464	499
Goodwill	26,453	26,453
Other intangible assets, net	23,985	24,062
Operating lease right-of-use assets	875	1,041
Other non-current assets	112	112
Total Assets	$68,206	$70,777

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$4,788	$7,876
Accrued expenses and other current liabilities	3,955	3,761
Deferred revenues	1,777	1,132
Customer deposits	4,411	3,233
Current maturities of operating leases	431	505
Short-term portion of related party Acquisition Term Loan, net of $613 and $0 discount, respectively	9,387	-
Short-term portion of related party Consolidation Term Loan, net of $655 and $747 discount, respectively	3,383	3,690
Short-term portion of contingent consideration, at fair value	10,603	-
Total Current Liabilities	38,735	20,197
Long-term related party Acquisition Term Loan, net of $0 and $787 discount, respectively	-	9,213
Long-term related party Consolidation Term Loan, net of $0 and $94 discount, respectively	-	616
Long-term obligations under operating leases	444	536
Long-term contingent consideration, at fair value	-	11,208
Other non-current liabilities	178	176
Total Liabilities	39,357	41,946

Shareholders' Equity
Common stock, $0.01 par value, 66,666 shares authorized; 10,447 and 10,409 shares issued and outstanding, respectively	104	104
Additional paid-in capital	82,200	82,073
Accumulated deficit	(53,455)	(53,346)
Total Shareholders’ Equity	28,849	28,831
Total Liabilities and Shareholders' Equity	$68,206	$70,777

CREATIVE REALITIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	For the Three Months Ended
	March 31,
	2024	2023
Sales
Hardware	$4,144	$4,322
Services and other	8,141	5,622
Total sales	12,285	9,944

Cost of sales
Hardware	3,193	3,206
Services and other	3,328	1,649
Total cost of sales	6,521	4,855
Gross profit	5,764	5,089

Operating expenses:
Sales and marketing expenses	1,465	1,136
Research and development expenses	508	366
General and administrative expenses	3,028	2,898
Depreciation and amortization expense	839	779
Total operating expenses	5,840	5,179
Operating loss	(76)	(90)

Other expenses (income):
Interest expense, including amortization of debt discount	663	803
Change in fair value of contingent consideration	(604)	76
Other expense (income)	(35)	(12)
Total other expenses (income)	24	867
Net loss before income taxes	(100)	(957)
Benefit (provision) for income taxes	(9)	(43)
Net loss	$(109)	$(1,000)
Basic loss per common share	$(0.01)	$(0.14)
Diluted loss per common share	$(0.01)	$(0.14)
Weighted average shares outstanding - basic	10,421	7,351
Weighted average shares outstanding - diluted	10,421	7,351

CREATIVE REALITIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share per share amounts)

	Three Months Ended
	March 31,
	2024	2023
Operating Activities:
Net loss	$(109)	$(1,000)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	839	779
Amortization of debt discount	360	356
Amortization of stock-based compensation	3	298
Bad debt expense	-	237
(Gain) loss on change in fair value of contingent consideration	(604)	76
Deferred income taxes	4	24
Changes to operating assets and liabilities:
Accounts receivable	2,952	1,177
Inventories, net	(498)	788
Prepaid expenses and other current assets	(172)	1,015
Accounts payable	(2,976)	(486)
Accrued expenses and other current liabilities	317	(45)
Deferred revenue	645	2,382
Customer deposits	1,178	(1,693)
Other, net	(1)	(40)
Net cash provided by operating activities	1,938	3,868
Investing activities
Purchases of property and equipment	(6)	(31)
Capitalization of labor for software development	(824)	(1,003)
Net cash used in investing activities	(830)	(1,034)
Financing activities
Repayment of Consolidation Term Loan	(1,109)	-
Repayment of Secured Promissory Note	-	(310)
Repayment of Term Loan (2022)	-	(250)
Principal payments on finance leases	(10)	(2)
Net cash used in financing activities	(1,119)	(562)
Increase (decrease) in Cash and Cash Equivalents	(11)	2,272
Cash and Cash Equivalents, beginning of period	2,910	1,633
Cash and Cash Equivalents, end of period	$2,899	$3,905

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(in thousands, unaudited)

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges.

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of CRI’s profitability or liquidity. CRI’s management believes EBITDA and Adjusted EBITDA are useful financial metrics because they allow external users of CRI’s financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate CRI’s operating performance, compare the results of its operations from period to period and against CRI’s peers without regard to CRI’s financing methods, hedging positions or capital structure and because it highlights trends in CRI’s business that may not otherwise be apparent when relying solely on GAAP measures. CRI also presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA CRI presents may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, CRI’s most directly comparable financial measure calculated and presented in accordance with GAAP.

	Quarters Ended
	March 31	December 31	September 30	June 30	March 31
Quarters ended	2024	2023	2023	2023	2023
GAAP net (loss) income	$(109)	$1,419	$(1,931)	$(1,425)	$(1,000)
Interest expense:
Amortization of debt discount	360	366	363	358	356
Other interest, net	303	302	371	429	447
Depreciation/amortization:
Amortization of intangible assets	790	781	766	754	754
Amortization of employee share-based awards	3	4	3	151	225
Depreciation of property & equipment	49	48	50	43	25
Income tax (benefit) expense	9	10	(15)	45	43
EBITDA	$1,405	$2,930	$(393)	$355	$850
Adjustments
Loss (Gain) on fair value of contingent consideration	(604)	(42)	1,369	16	76
Stock-based compensation – Director grants	-	21	43	43	43
Other (income) expense	(35)	(79)	3	(123)	(12)
Adjusted EBITDA	$766	$2,830	1,022	$291	957